Free Writing Prospectus
Dated August 17, 2026
Filed Pursuant to Rule 433
Registration Statement No. 333-275890
Pricing Term Sheet
Final Term Sheet dated August 17, 2026
Corebridge Financial, Inc.
$750,000,000 5.900% Senior Notes due 2036
The following information relates to Corebridge Financial, Inc.’s offering of its 5.900% Senior Notes due 2036 and should be read together with the preliminary prospectus supplement dated August 17, 2026 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated December 5, 2023, including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

Issuer:	Corebridge Financial, Inc.
Offering Format:	SEC Registered
Security Title:	5.900% Senior Notes due 2036 (the “Notes”)
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (Stable) / BBB+ (Negative Watch) / BBB+ (Positive)
Ranking:	Senior Unsecured
Trade Date:	August 17, 2026
Settlement Date**:	August 20, 2026 (T+3)
Maturity Date:	August 20, 2036
Aggregate Principal Amount:	$750,000,000
Price to Public:	99.806% of principal amount of the Notes, plus accrued interest, if any, from August 20, 2026 to the date of delivery

Underwriting Discount:	0.450%
Net Proceeds To Issuer Before Expenses:	$745,170,000
Spread to Benchmark Treasury:	T + 120 bps
Benchmark Treasury:	UST 4.625% due August 15, 2036
Benchmark Treasury Price and Yield:	99-06+ / 4.726%
Coupon:	5.900%
Yield to Maturity:	5.926%
Interest Payment Dates:	Semi-annually in arrears on February 20 and August 20 of each year, commencing February 20, 2027
Day Count Convention:	30/360
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Optional Redemption:	Callable at any time prior to May 20, 2036, at a make-whole call of Treasury Rate plus 20 basis points, plus accrued and unpaid interest to the redemption date; par call on or after May 20, 2036
CUSIP:	21871X AV1
ISIN:	US21871XAV10

Joint Book-Running Managers:
BofA Securities, Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. KeyBanc Capital Markets Inc. SMBC Nikko Securities America, Inc. Truist Securities, Inc.
*****
*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
** Corebridge Financial, Inc. expects to deliver the Notes against payment for the Notes on or about August 20, 2026, which will be the third business day following the date of this pricing term sheet (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to their date of delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.
The Issuer has filed a registration statement and related Preliminary Prospectus Supplement and accompanying prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, BNP Paribas Securities Corp. toll-free at (800) 854-5674, Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533, RBC Capital Markets, LLC toll-free at (866) 375-6829, or Wells Fargo Securities, LLC toll-free at (800) 645-3751.
No PRIIPs or UK PRIIPs KID – no PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.
Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another e-mail system.
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